FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
of the Securities Exchange Act of 1934

For February 25, 2005	Commission File Number: 1-15226

ENCANA CORPORATION

(Translation of registrant’s name into English)

1800, 855 — 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐     Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)
By:	/s/ Linda H. Mackid
	Name:	Linda H. Mackid
	Title:	Assistant Corporate Secretary

Date: February 25, 2005

Form 6-K Exhibit Index

Exhibit No.
The following items were filed with Canadian securities commissions or similar regulatory authority in each of the ten Provinces and three Territories on February 25, 2005:

1.	Certificate and Articles of Amendment effective April 5, 2002 respecting the change of name from PanCanadian Energy Corporation to EnCana Corporation.

2.
Certificate and Articles of Amalgamation effective January 1, 2003 respecting amalgamation of EnCana Corporation, Alberta Energy Company Ltd. and EnCana Midstream Limited, the continuing entity being EnCana Corporation.

3.	Certificate and Articles of Amalgamation effective January 1, 2004 respecting amalgamation of EnCana Corporation and 3398234 Canada Limited, the continuing entity being EnCana Corporation.

4.	By-Law No. 1 of EnCana Corporation effective February 18, 2004 and confirmed by the shareholders of the Corporation at the annual and special meeting of shareholders held on April 28, 2004.